January 25, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Perry Hindin

Re:	Dawson Geophysical Company

Filed on January 10, 2022 by WB Acquisitions Inc. and Wilks Brothers, LLC

File No. 005-37717

Ladies and Gentlemen:

Set forth below is the response of WB Acquisitions Inc. (“Merger Sub”) on behalf of itself and Wilks Brothers, LLC (“Parent”), to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by phone call and email on January 10, 2022, with respect to Schedule TO-T/A2, File No. 005-37717, filed with the Commission on January 10, 2022 (the “Amended Offer Materials”). Capitalized terms used herein and not defined have the meanings given in the Amended Offer Materials and in the previously filed Tender Offer materials. In its comment, the Staff raised the following guidance found in Exchange Act Release No. 23421 and inquired as to Parent’s position regarding the length of the extension of the Offer.

The minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer, other than a change in price or percentage of securities sought, will depend on the facts and circumstances, including the relative materiality of the terms or information. As a general rule, the Commission is of the view that, to allow dissemination to shareholders “in a manner reasonably designed to inform [them] of such change” (17 CFR 240.14d-4(c)), the offer should remain open for a minimum of five business days from the date that the material change is first published, sent or given to security holders. If material changes are made with respect to information that approaches the significance of price and share levels, a minimum period of ten business days may be required to allow for adequate dissemination and investor response. Moreover, the five business day period may not be sufficient where revised or additional materials are required because disclosure disseminated to security holders is found to be materially deficient. Similarly, a particular form of dissemination may be required. For example, amended disclosure material designed to correct materially deficient material previously delivered to security holders would have to be delivered rather than disseminated by publication.

Securities and Exchange Commission

January 25, 2022

RESPONSE: Merger Sub and Parent commenced the Offer on November 1, 2021. Both the Merger Agreement and the Offer to Purchase contemplated from the commencement date that, if the 65% Threshold was met but the 80% Minimum Condition was not met, Parent and Target may mutually agree to amend or waive the 80% Minimum Condition and close the Offer. The initial Expiration Date occurred on November 30, 2021, and Merger Sub and Parent twice extended the offer (on December 15, 2021 for 14 business days and on January 4, 2022 for 5 business days) to provide Dawson Shareholders additional time to tender their Shares in an effort to reach the 80% Minimum Condition. The final extension occurred on January 10, 2022 and extended the Offer to January 14, 2022 at 5:00 p.m. New York City time (such date, the “Final Expiration Date” and such time, the “Final Expiration Time”). In connection with the final extension, the Minimum Condition was reduced from 80% to 66.67%.

Merger Sub and Parent have reviewed the guidance referenced by the Staff and believe that the Final Expiration Time is consistent with such guidance. Merger Sub and Parent note that the minimum period in which an offer must remain open following a material change depends on the facts and circumstances and the Commission generally views a period of five business days necessary to allow dissemination of information regarding such change to shareholders. The central element of the amendment to the Offer associated with the final extension was a reduction of the Minimum Condition, which was contemplated by the Merger Agreement and explicitly disclosed in the Offer to Purchase as a potential course of action the parties could pursue. The Final Expiration Time provided shareholders five business-hour days to assess the amendment and Merger Sub and Parent believe that, under the facts and circumstances, including, in particular, the explicit disclosure regarding the possibility of such an amendment and the extended period of time that Offer had already been open, that the Final Expiration Time was consistent with the Commission’s guidance and sufficient for Target shareholders. Merger Sub and Parent also considered that fact that that leaving the offer open until midnight on the Final Expiration Date would provide little if any practical value to shareholders because such additional time would consist of a few hours on a Friday evening when most broker dealers and securities intermediaries would not be open for business.

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Securities and Exchange Commission

January 25, 2022

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Michael S. Telle of Vinson & Elkins L.L.P. at (713) 758-2350.

Very truly yours,

WB ACQUISITIONS INC.

By:	/s/ Matt Wilks
Name:	Matt Wilks
Title:	Director